SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

TELECOM ARGENTINA S.A.

(Name of Issuer)

CLASS B ORDINARY SHARES

(Title of Class of Securities)

879273209

(CUSIP Number)

Julio R. Rodriguez, Jr.

Fintech Advisory Inc.

375 Park Avenue

New York, NY 10152

(212) 593-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Richard J. Cooper, Esq.

Adam Brenneman, Esq.

Cleary, Gottlieb, Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

December 18, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879273209

1.	Names of Reporting Persons David Martínez

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Class B Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 47,838,597(1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 47,838,597

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,838,597

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.62%

14.	Type of Reporting Person (See Instructions) IN

1 David Martínez exercises his rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Fintech Advisory Inc. and Fintech Telecom, LLC.

CUSIP No. 879273209

1.	Names of Reporting Persons. Fintech Advisory Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Class B Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 47,838,597(2)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 47,838,597

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,838,597

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class B Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.62%

14.	Type of Reporting Person (See Instructions) HC, CO, IA

2 Fintech Advisory Inc. exercises its rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Fintech Telecom, LLC.

CUSIP No. 879273209

1.	Names of Reporting Persons. Fintech Telecom, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Class B Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 47,838,597

	8.	Shared Voting Power

	9.	Sole Dispositive Power 47,838,597

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,838,597

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class B Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.62%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 879273209

1.	Names of Reporting Persons Sofora Telecomunicaciones S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Argentina

Number of Class B Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) HC, CO

CUSIP No. 879273209

1.	Names of Reporting Persons Nortel Inversora S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Argentina

Number of Class B Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) HC, CO

Item 1.  Security and Issuer

This Amendment No. 14 (the “Fourteenth Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on March 18, 2016, as subsequently amended (the “Schedule 13D”) by the Reporting Persons, with respect to the Class B shares, Ps. 1.00 par value per share (the “Class B Shares”), of Telecom Argentina S.A. (the “Issuer”).  Capitalized terms used but not otherwise defined in this Fourteenth Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following:

The description of the Corporate Reorganization set forth in Item 4 below is incorporated by reference in its entirety into this Item 3. Upon the effectiveness of the Corporate Reorganization, the Issuer distributed a total of 197,871,855 Class B Shares in exchange for all the Nortel Preferred B Shares (including those in the form of America Depositary Shares).

Item 4.  Purpose of Transaction

Item 4 is amended by adding the following:

On December 15, 2017, pursuant to the plan and agreement for the Corporate Reorganization, the exchange of the Series B Preferred Shares, par value of Ps.10.00 per share of Nortel (the “Nortel Preferred B Shares”) for the Class B Shares of the Issuer was consummated on the local Argentine stock exchange. The holders of Nortel Preferred B shares received a total of 197,871,885 Class B Shares using an exchange ratio of 134.565053 Class B Shares for every Nortel Preferred B Share. On December 18, 2017, the Issuer consummated the exchange of American Depositary Shares (“ADSs”) representing Nortel Preferred B Shares (“Nortel ADSs”) for ADSs representing Class B Shares (“Class B ADSs”) at an exchange ratio of 1.34565053 Class B ADSs of Telecom for each ADS of Nortel. As a result of the effectiveness of the Corporate Reorganization, the Nortel ADSs will cease to trade on the New York Stock Exchange (the “NYSE”) following the close of trading on or about December 18, 2017 and will become eligible for delisting on the NYSE and termination of registration under the Securities Exchange Act of 1934, as amended.

Item 5.  Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a) As of the date of this filing, the Reporting Persons have the following direct beneficial ownership interests in the Class B Shares.

	Directly Owned(1)		Indirectly Owned		Directly and Indirectly Owned
	Number	% of Class	Number	% of Class	Number	% of Class
David Martínez(2)	0	0%	47,838,597	7.62%	47,838,597	7.62%
FAI(3)	0	0%	47,838,597	7.62%	47,838,597	7.62%
FTL(4)	47,838,597	7.62%	0	0%	47,838,597	7.62%
Sofora	0	0%	0	0%	0	0%
Nortel	0	0%	0	0%	0	0%

(1) All percentages are based on 627,930,005 Class B Shares (excluding treasury shares).

(2) David Martínez is the sole shareholder of FAI.  FTL is a wholly-owned subsidiary of FTL.  Consequently, David Martínez may be deemed to indirectly beneficially own all Class B Shares beneficially owned, directly and indirectly, by FTL.

(3) FTL is a wholly-owned subsidiary of FAI.  Consequently, FAI may be deemed to indirectly beneficially own all Class B Shares beneficially owned, directly and indirectly, by FTL.

(4) FTL owns 340,994,852 Class A ordinary shares of the Issuer (representing 100% of this class and 34.64% of the Issuer’s total capital stock) and 47,838,597 Class B ordinary shares of the Issuer (representing approximately 7.44% of this class and 4.86% of the Issuer’s total capital stock). In aggregate, FTL owns 388,833,449 ordinary shares, representing approximately 39.50% of the capital stock and of the voting power of the Issuer.

(b) FTL has the sole power to vote, dispose and direct the disposition of the Class B Shares directly beneficially owned by it (the “FTL-Owned Class B Shares”). FAI exercises its rights over the FTL-Owned Class B Shares indirectly through FTL, and David Martínez exercises his rights over the FTL-Owned Class B Shares indirectly through FAI and FTL.

(c) Except for the effectiveness of the Corporate Reorganization as set out in Item 4 above, no transactions in Class B Shares were effected by the Reporting Persons during the 60 day period ended December 18, 2017.

(d) Pursuant to the Master Financing Agreement, FIL provided financing to FTL in connection with the transactions described herein. This financing interest is limited to the economic interest in the equity of FTL (and, indirectly, in the Issuer), and does not provide FIL with voting or disposition control in respect of FTL (or, indirectly, the Issuer).

(e) As a result of the Corporate Reorganization, all of the shares of Nortel and Sofora have been cancelled, and as of the effectiveness of the Corporate Reorganization, Nortel and Sofora ceased to be beneficial owners of more than five percent of the Class B Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2017

DAVID MARTÍNEZ

By:	/s/ David Martínez

FINTECH ADVISORY INC.

By:	/s/ David Martínez
Name: David Martínez
Title: Authorized Person

FINTECH TELECOM, LLC

By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person

SOFORA TELECOMUNICACIONES S.A.

By Telecom Argentina S.A., as universal successor to Sofora Telecomunicaciones S.A.

By:	/s/ Maria Veronica Tuccio
Name: Maria Veronica Tuccio
Title: Attorney-in-fact

NORTEL INVERSORA, S.A.

By Telecom Argentina S.A., as universal successor to Nortel Inversora S.A.

By:	/s/ Maria Veronica Tuccio
Name: Maria Veronica Tuccio
Title: Attorney-in-fact